Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No.: 001-31446
Date: May 25, 2021

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following is a transcript of a joint investor call held by Cimarex and Cabot via recorded webcast on May 24, 2021.

24-May-2021

Cimarex Energy Co. (XEC)

Cabot Oil & Gas Corp and Cimarex Energy Co Merger Call

CORPORATE PARTICIPANTS

Megan P. Hays

Vice President-Investor Relations, Cimarex Energy Co.

Dan O. Dinges

Chairman, President & Chief Executive Officer, Cabot Oil & Gas Corp.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.

OTHER PARTICIPANTS

Nitin Kumar

Analyst, Wells Fargo Securities LLC

Arun Jayaram

Analyst, JPMorgan Securities LLC

Neil Mehta

Analyst, Goldman Sachs & Co. LLC

Josh Silverstein

Analyst, Wolfe Research LLC

Doug Leggate

Analyst, BofA Securities, Inc.

Leo P. Mariani

Analyst, KeyBanc Capital Markets, Inc.

Jeanine Wai

Analyst, Barclays Capital, Inc.

Neal Dingmann

Analyst, Truist Securities, Inc.

Michael Scialla

Analyst, Stifel, Nicolaus & Co., Inc.

Paul Y. Cheng

Analyst, Scotia Capital (USA), Inc.

David Adam Deckelbaum

Analyst, Cowen & Co. LLC

Harry Mateer

Analyst, Barclays Capital, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the Cabot Oil & Gas and Cimarex Energy to Combine in All-Stock Merger of Equals Conference Call. All participants will be in a listen-only mode. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Megan Hays, Vice President of Investor Relations. Please go ahead.

Megan P. Hays

Vice President-Investor Relations, Cimarex Energy Co.

Thank you and good morning, everyone. Thank you for joining our conference call to discuss the combination of Cabot and Cimarex, which we announced earlier this morning. Joining me today are Dan Dinges, Chairman, President, and CEO of Cabot; and Tom Jorden, Chairman, President, and CEO of Cimarex. You’ll find a supporting slide presentation in the Investors section of both company’s websites under the Events and Presentations page, and we’ll walk through that slide presentation this morning. After the prepared remarks, as the operator indicated, we’ll open it up for questions and answers.

I would like to remind everyone that this call will include forward-looking statements. Any forward-looking statements that we make today are based on assumptions as of this date and time, and we undertake no obligation to update these statements as a result of new information or future events. I would refer you to our SEC filings for a full review of all of those risks.

With that said, I’m pleased to turn the call over to Dan Dinges, Chairman, President, and CEO of Cabot.

Dan O. Dinges

Chairman, President & Chief Executive Officer, Cabot Oil & Gas Corp.

Thanks, Megan, and thank you, everyone, for joining us today. This is truly an exciting day for both Cabot and Cimarex Energy. I’m going to start off by going over the transaction and then turning the call over to Tom who will provide more details on this highly compelling, strategic, and financially beneficial transaction for both companies.

With that, let me start by noting that today marks an important milestone for Cabot and Cimarex and the start of the next chapter in our histories. Over the past few years, both companies have evolved as our industry has also evolved. We have successfully executed our operating plan to drive sustainable free cash flow and shareholder value creation. In doing so, we have established a track record of operational excellence, taking important steps across our footprint to maximize efficiency and production.

And while we have made important progress, we have long understood the long-term benefits of expanding geographically and beyond the Marcellus and adding more scale to operations. This transaction does that. It will accelerate our strategy and create an industry-leading operator with the geographic and commodity diversity, scale, financial strength to thrive in today’s market and beyond across commodity price cycles. With the addition of Cimarex’s oil assets in the Permian and Anadarko to our natural gas assets in Marcellus, we will have scale and strong positions in the premier oil and natural gas basins in the United States.

As a combined business, we intend to execute a prudent strategy built on disciplined capital investment, strong free cash flow generation, and increasing returns to shareholders. We expect to have strong financial foundation, which will underpin everything we do. The combined business is expected to have one of the strongest balance sheets in our industry.

Importantly, ensuring the health and safety of our employees as well as protecting the environment and the communities in which we live and operate will remain a top priority. At Cabot and Cimarex, we have made significant advances in our environmental, social, governmental practices and disclosures. As a combined business, we will build on our ESG and sustainability commitments and work to advance the benefits of cleaner energy. In short, this transaction builds on and accelerates the strategy we have been executing. We will be well-positioned to deliver long-term value creation for our shareholders and other stakeholders.

Let me now quickly go over the transaction terms. Under the terms of our definitive merger agreement, Cimarex shareholders will receive 4.0146 shares of Cabot common stock for each share of Cimarex common stock owned. The exchange ratio, together with closing price for Cabot and Cimarex on March 21, 2021 reflects an enterprise value for the combined businesses of approximately $17 billion. Upon completion of the transaction, Cabot shareholders will own approximately 49.5% and Cimarex shareholders will own approximately 50.5% on a fully diluted basis.

The companies are targeting annual general administrative cost synergies of approximately $100 million beginning within 18 months to 2 years following the closing. The combined business, which will operate under a new name, plans to be headquartered in Houston. And we plan to maintain Cabot’s regional presence in both Pennsylvania regional office and field offices in both Pittsburgh and Montrose and [ph] GDS, (05:47) along with Tulsa and Midland.

In terms of leadership, on closing, I have the privilege of serving as the Executive Chairman and Tom Jorden will lead the company as the Chief Executive Officer and serve on the board of directors. Scott Schroeder, Cabot’s current Chief Financial Officer, will serve as the CFO of the combined business. The remainder of the company’s leadership team will include executives from both Cabot and Cimarex. The board of directors of the company will be composed of five directors from the current Cabot board, including me, and as well as five directors from the current Cimarex board, including Tom.

The transaction is expected to close in the fourth quarter of 2021, subject to regulatory clearance, the approval of Cabot and Cimarex’s common shareholders and the satisfaction of other customary closing conditions. Consistent with our shared focus on delivering returns to shareholders, both Cabot and Cimarex intend to continue paying base quarterly cash dividends through closing.

Before I turn the call over to Tom, I’d like to emphasize that we strongly believe this is the right transaction for Cabot and Cimarex. Cimarex and Cabot are excellent partners, with a highly complementary business and a similar safety-first culture.

The stock-for-stock culture of this transaction will allow shareholders of both companies to benefit from the powerful upside potential of the combined business, which will be well-positioned to deliver enhanced capital returns across market conditions. Finally, I’d like to thank Cabot employees for their hard work and dedication to working safely each and every day. It’s their resilience that had – for over the last years that has enabled us reach this transaction.

With that, Tom, I’d like to turn it over to you.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Thanks, Dan, and good morning, everyone. I share Dan’s excitement about the transaction we’ve announced this morning. But let me start by walking you through the rationale of this merger. In fact, I want to start with my conclusion. We’re in a cyclic business and, ultimately, there are only three things that matter over the long run: one, the quality of an organization; two, the quality of your assets; and, three, the quality of your balance sheet. Not only does this transaction check all three boxes, but the combined company becomes a best-in-class in all three. It is fit for purpose in the Shale 3.0 world. Building an even more resilient platform with greater financial strength will deliver sustainable performance through the cycles.

We view and always have commodity, geography, and asset diversification as competitive advantages that will drive more resilient free cash flow and long-term value creation. This view is based on our experience and has taught us that diversity pays in the long run. The combination of Cimarex and Cabot results in a powerful asset mix with exposure to oil, gas, and natural gas liquids. Our asset mix and low-cost structure are core competitive advantages that will dampen the impact of price swings on any single commodity.

I also look forward to bringing our talented teams together to unlock the tremendous potential of this compelling organization. We have top-tier organizations and we’ll be forming a new company that’s stronger than either singly. We are aligned in our commitment to ESG and sustainability and look forward to bringing our talented teams together to unlock the tremendous potential of this combination.

There are key points to remember. First, we have a high-quality, diversified operating platform. We will be a free cash flow leader. We’ll have financial strength, second to none. And we bring an experienced leadership team and an outstanding organization. This company isn’t built for the next quarter. It’s built for the next decade.

I’m going to start by walking through the five key attributes that make this deal compelling. First, combining top-tier assets will enhance our scale, diversity, and capital optionality. Cabot operates in the most productive areas of the best US gas basin. Similarly, Cimarex assets are in the most productive areas in the best US oil basins. Together, we will have best-in-class assets. With Cabot’s approximately 173,000 net acres in the Marcellus Shale and Cimarex’s approximately 560,000 net acres in the Permian and Anadarko basins, the combined business will have a multi-decade inventory of high-return development locations in the premier oil and natural gas basins in the United States. High-quality, diversified assets will protect us through the cycles and support long-term value creation.

Second, attractive and sustainable free cash flow profile. Our industry requires better capitalized companies, more capital discipline, less average, and more awareness of market signals for growth. The combination of our two companies increases our size and scale, provides one of the industry’s best balance sheets, and a durable cash flow profile that provides capital flexibility. We have clearly defined priorities as how the combined business will allocate capital: accelerating return of capital strategy, returning cash to shareholders, sustainable base dividends, supplemental dividends, and share repurchases; investing in our business, disciplined CapEx, responsive reinvestment to market environment, value enhancing opportunities; and then, finally, maintaining financial strength. All of this provides us with the flexibility and the optionality to survive and thrive in a cyclic world.

The combined company’s diversified portfolio and low-cost structure underpin the pro forma free cash flow outlook. Equally important to the free cash flow outlook is our approach to investing in assets. Both companies execute returns-driven capital programs. We also commit to capital discipline and prudently investing with awareness for global supply and demand and pricing for the commodities we produce. Any look at the history of these two companies should leave little doubt that, go forward, the combined company will have a capital discipline.

This approach is expected to generate approximately $4.7 billion in free cash flow from 2022 to 2024, which represents more than a third of our combined market capitalization. This free cash flow outlook assumed $55 WTI oil prices and $275 Henry Hub gas prices. And, from the scenarios provided in our investor material, you can see the resiliency of the free cash flow profile across a range of commodity prices, and that is the compelling part of this transaction. As you see in our material, as you look at various commodity profiles, it takes the combined company off of a cash flow roller coaster and provides us with the most stable repeatable cash flow stream in our business and that is the demand of Shale 3.0.

Third important key attribute of this transaction is that we expect it to accelerate capital returns. We will be well-positioned to deliver enhanced capital returns to shareholders across a full range of market conditions through a multifaceted program offering sustainable base dividend that is positioned to grow over time and a variable dividend and a special dividend. Our new business is expected to have an annual base dividend of $0.50 per share representing a forward dividend yield of 2.8%, which will be paid quarterly with plans to supplement the base dividend with a quarterly variable dividend to achieve a target capital return of 50% of quarterly free cash flow with the first payment expected in the first quarter of 2022.

We think the strength of that initial ordinary dividend communicates our confidence in the core business model and rationale for the combination. The combined business plans to declare and pay that $0.50 per share special dividend to all common shareholders of the combined business promptly after the closing transaction.

As I’ve said, our free cash flow will be sustainable and predictable due to the free cash flow durability and long runway of high-quality drilling locations. We’ve provided the formula for calculating our approach to variable dividend in the appendix of the investor presentation. This transaction builds on the track record of returning capital to shareholders. Cabot and Cimarex have returned a combined $2.3 billion to shareholders since 2016 through dividends and share repurchases.

Fourth, following the closing of our company, we will have a strong balance sheet, the strongest in our business, strong capital structure with minimal near-term debt maturities and a low cost of capital. We anticipate to have pro forma liquidity at $2.2 billion upon closing, and we’ll maintain a net debt-to-EBITDA ratio of less than 1.0. This strong financial foundation and broader scale will provide flexibility and optionality for capital deployment.

And lastly, our company will be differentiated by our commitment to ESG and sustainability. Cabot and Cimarex share commitments to environmental stewardship, sustainability, and strong corporate governance. The combined business will build on the two companies’ ongoing ESG efforts by, among other things, continuing to link executive compensation to ESG performance and maintaining strong board oversight of ESG risks and programs. The combined business is expected to report sustainability metrics pursuant to SASB and TCFD standards. Through all of these benefits, we create a stronger, more resilient energy company.

Finally, we couldn’t have gotten here without hard work and dedication of our employees. We’re excited for the future and the opportunities it will bring. We are very much looking forward to leading the combined team. While the strategic rationale is clear, a key component of this combination is the opportunity combined with a like-minded party who shares our goals and commitments, a key pillar to form a technically driven leading company. Similar strategies exist in both legacy companies based on disciplined capital investment, strong cash flow generation, and increasing returns to shareholders. We also have a shared commitment to being good corporate citizens.

In closing, we are confident that shareholders will understand that we are combining two strong companies to form a technically driven, dynamic, and diversified energy company that is uniquely positioned to succeed for the long term. We will remain opportunistic. This transaction not only helps with the near-term goals but also presents meaningful opportunities going forward.

After a year in which we’ve all experienced roller-coaster change and volatility, we’re building an even more resilient platform, with greater financial strength to deliver sustainable through-cycle returns on- and off-capital, and I want to emphasize, through-cycle. When you look at those commodity price iterations, the rationale for this transaction becomes rock-solid, and it’s clear that this new company is fit-for-purpose for the demands of Shale 3.0.

Thank you for joining us. We’re happy to take your questions. Operator, please open the line for questions.

QUESTION AND ANSWER SECTION

Operator: We will now begin the question-and-answer session. [Operator Instructions] In the interest of time, please limit yourself to one question and one follow-up. At this time, we will pause momentarily to assemble our roster. The first question comes from Nitin Kumar with Wells Fargo. Please go ahead.

Nitin Kumar

Analyst, Wells Fargo Securities LLC     Q

Hi. Good morning, Tom and Dan. Congratulations on the deal. And, Tom, I’d say, your commitment to the variable dividend probably qualifies you for an upgrade to a Shale 3.0 membership to like Shale 3.0-plus. But I did want to – maybe this is a quibble but looking at your variable dividend formula, the base dividend falls below the free cash flow and within the target payout. Is this just – am I just reading too much into it or was this a bit more of a conservative stance by the combined company?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, what we’ve announced, Nitin, is 50% of our free cash payout including our sustainable ordinary dividend and our variable dividend. Now that’s a target and that’s a launch position. And like any new thing, we need to get our feet on the ground and we’ll be providing updates as the company progresses.

Nitin Kumar

Analyst, Wells Fargo Securities LLC     Q

Got it. Okay. And I guess my follow-up, you have – you highlighted the inventory depth. But how should we think about capital allocation across the combined company? Obviously, Cabot has strong assets in the Marcellus. You have some gas opportunities in the Anadarko and oil. So could you give us an insight into how you’re thinking about capital allocation as a combined company?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, then, my answer will surprise you. I think about capital allocation in terms of return on investment through the commodity cycles. The thing that excites us about this transaction is the quality of Cabot’s inventory matches the quality of Cimarex’s inventory in terms of investment returns over the next decade. We have studied this hard. We have taken this apart with all of the science and rigor that Cimarex brings to anything we do. And this company is well positioned through any commodity environment as we have modeled to generate free cash flow, to generate top-tier returns on investments, and to have financial performance second to none. It takes us off of the commodity roller coaster by giving the combined company unbelievable optionality. And that’s why we love this combination.

Nitin Kumar

Analyst, Wells Fargo Securities LLC     Q

Got it. Thank you, guys.

Operator: The next question comes from Arun Jayaram with JPMorgan. Please go ahead.

Arun Jayaram

Analyst, JPMorgan Securities LLC     Q

Yeah. Good morning. Tom, my first question, I was wondering if you could give the market maybe an update on any technical work you’ve done on Cabot’s asset [audio gap] (21:48) thoughts on the inventory depths, you know, tier-one inventory depth that you see for Cabot. And I’m thinking about slide 16 but maybe some more details on that.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Yeah, Arun, we’ve taken this apart. Obviously, I will say I’m really, really looking forward to putting our two technical teams together. But this is a combination of top-tier assets, best-in-class assets anywhere in the United States. We love the Lower Marcellus. We think there is a tremendous opportunity yet in the Lower Marcellus. And I think the Under Marcellus, quite frankly, is underappreciated. I think the Upper Marcellus, if you really tear this apart, is going to surprise to the upside, and we’re going to prove that over time. Really do look forward to getting two fantastic technical teams together and coming up with development plans that we see competing with anything in our inventory.

Arun Jayaram

Analyst, JPMorgan Securities LLC     Q

Okay, great. Great. And just a quick question maybe for Mark is on cash taxes. I know that Cabot has – was shifting to be a more meaningful cash taxpayer over time. Any thoughts on what this will do to the cash tax rate on a combined basis?

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.     A

Yeah. Good morning, Arun. Yeah, Cimarex does have $2 billion of NOLs. The combined company will have access to utilizing those. There are Section 382 limitations but, with the built-in gains, we expect to utilize those in a short order with the built-in gain benefit to those. So, the combined entity will have, again, the benefit of those NOLs and we’ll be utilizing those. But we’ll be providing more clarity as we get to closing and how – what the effective tax rate is on the combined company.

Arun Jayaram

Analyst, JPMorgan Securities LLC     Q

Okay. Fair enough. Fair enough. Thanks, gents.

Operator: The next question comes from Neil Mehta with Goldman Sachs. Please go ahead.

Neil Mehta

Analyst, Goldman Sachs & Co. LLC     Q

Good morning, team. Tom, just a question for you, on our estimates and consensus estimates, Cabot trades at a significant premium to Cimarex on a variety of metrics. How did you get comfortable with doing a deal at a relatively low premium or no [ph] pioneer? (24:19)

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, this deal is not about the next quarter. It’s about the next decade. When you look at the quality of Cabot’s PDP, when you look at the quality of Cabot’s inventory, when you look at the balance sheet, we think this is a fantastic transaction for the Cimarex shareholder. This deal is about the value that the combined company creates, and looking at it as a just a one-plus-one is the wrong way to look at this deal. We are excited to build something that will be extremely value-enhancing for the Cimarex shareholder.

Neil Mehta

Analyst, Goldman Sachs & Co. LLC     Q

Got it. The follow-up is just can you provide a little bit more background on how the transaction came together? Was it a fully marketed deal from your perspective, Tom, or was this something that was negotiated on a bilateral basis?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

I’ve been very clear in my statement on this. I’ve said over that the only thing we would consider is building a better company. Look, we weren’t interested in getting bigger. We were interested in building a better company. And I don’t think there’s anybody that can look at this and look at what this company will do over the commodity cycles, look at the team that we bring, look at the team and the performance of Cabot and their manufacturing precision and reputability. The combined entity is a better company than either one individually and that’s why we did this deal.

Neil Mehta

Analyst, Goldman Sachs & Co. LLC     Q

Okay. Thanks, Tom.

Operator: The next question comes from Josh Silverstein with Wolfe Research. Please go ahead.

Josh Silverstein

Analyst, Wolfe Research LLC     Q

Yeah. Thanks. Good morning, guys. Tom, I wanted to just go over the free cash flow accretion from this deal and I wanted to hear how accretive you think it is to the free cash flow per share outlook. It doesn’t mention any accretion in the slide deck here. And it seems like you guys would’ve been able to go start your variable dividend on your own. So I just wanted to go through it again, like how enhancing this transaction may be.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, Josh, we’re going to be providing a lot of details when we roll this out. But the hesitation from our side, from Cimarex, on the variable dividend is similar to the way you hear a lot of companies talk about their ordinary dividend. You hear a lot of companies talk about an ordinary dividend that’s capped at 10% of their cash flow. And the reason that that’s generally a conversation item is because people are conservative about the swings in their cash flow.

When we looked at it, because this combined entity is so rock solid through the [ph] oscillation (27:09) of the various commodities, we feel 100% comfortable coming out of the chute with a more aggressive ordinary dividend than any of our peers. And that’s the story. I mean, this is going to be extremely valuable and build long-term value for both parties. I mean, the Cimarex and the Cabot shareholder benefits in this transaction. This ticks all the boxes, as I said at the beginning.

Josh Silverstein

Analyst, Wolfe Research LLC     Q

Got it.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Best-in-class assets, best-in-class organization, and best-in-class balance sheet.

Josh Silverstein

Analyst, Wolfe Research LLC     Q

Okay. Got you. And then just as far as potentially looking at another transaction, I mean, there’s plenty of other post-bankrupt E&Ps that offer some really high free cash flow, low balance sheet profiles, could have diversified your asset base as well. But why this one versus, say, diversifying into the Bakken or in a more diversified producer?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, the story isn’t written yet, is it? This gives us a tremendous platform. We’ll be on offense. We didn’t do this deal to sit around and just count what we have. We’re going to put our organization to work, and this is going to be a company on the move.

Josh Silverstein

Analyst, Wolfe Research LLC     Q

Okay. Fair enough. Thanks, guys.

Operator: The next question comes from Doug Leggate with Bank of America. Please go ahead.

Doug Leggate

Analyst, BofA Securities, Inc.     Q

Well, thanks. Good morning, guys. I’ve got two questions I wanted to ask. I guess, the background question’s already been asked. But I want to ask you both like kind of a frank question here. Dan, you’re 67. Tom, you’re 53.

Looks like you’re moving to Houston. I just want to ask if – was this the best deal for both companies? And what I mean is there’s no operational overlap. Synergies from a G&A standpoint, fair enough. But your balance sheets don’t get your lower cost of capital. I’m just trying to understand if you’ve put both yourselves in play here, but if you actually think this is the final part of the story or if there’s another leg to this because, clearly, there’s benefits for both companies.

Dan O. Dinges

Chairman, President & Chief Executive Officer, Cabot Oil & Gas Corp.     A

Thank you, Doug. I appreciate the question then. And, you know, Tom and I have been visiting, for an extensive period of time on this, and we are entirely comfortable that this is the right combination for both of us. When you look at the metrics and deliverables that Tom has been able to outline in his opening remarks, and I will regurgitate some of those with the sustainable free cash flow that we have. You look at the dividend policy that we’re going to be able to do with that sustainable free cash flow through the commodity cycle, and then look at the platform built with the scale and the diversity that we have, no challenge on the quality of the natural gas assets and the return profile of our Marcellus assets and, certainly, no question on the return profile of the Cimarex assets.

And when you look on a combined basis, you look at the margin provided, the efficiency of both organizations, and you look at the optionality that this platform brings, you know, it’s hard to shoot a lot of holes when you look at what the combination is as two companies coming together.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Doug, I want to just chime in here, and I want to disagree with your core premise. I am not too young to be leading this combined entity. But the way I think about it is you need to kind of cover up a lot of the noise. I’m a geophysicist, and I have a career where I’ve learned to separate the signal from the noise. You need to cover up the fact of geography and asset mix and look at the combined financial performance of this company. And when you look at that, it’s hard not to just say, wow. Cimarex brings a very deep bench to this enterprise. I think you’re going to find some very young people in our executive team. And this company is built for the future. But gas, oil, Pennsylvania, Texas, that’s noise. The signal in this is they’re two of the best assets in our business, the best investment returns. And this thing, when you just look at the financial performance of the cycles, you just say, wow. This is really a premier company, and it’s for the next decade, and we intend to deliver.

Doug Leggate

Analyst, BofA Securities, Inc.     Q

My follow-up, guys, is really I want to come back to the NOL issue. I want to preface this because I listened to the questions from some of the other analysts. And they talk about the dividend. They talk about the multiple. And I think as you all know, our view is that the multiple is the output. And if you look at the DCF of your free cash flow profiles for both companies, we have you both kind of trading within sight of fair value, to be perfectly frank. So if I look at the uplift from the synergies, on our numbers, it’s probably about $1 per share, which really begs the question, what else is there that’s going to come from that?

So you haven’t given any details on the synergy. I wonder if you could just walk us through how you came to that number. Slide deck’s kind of skinny, so it looks like maybe it was cobbled together fairly quickly. I just wonder if you could walk us through what uplift we can think in the synergies. And I want to get back specifically to that issue of cash taxes because with someone else’s NOL and both you guys generating free cash flow, you could make a case that the NOLs are – the NOL opportunity here has been missed.

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.     A

Yeah. Doug, it’s Mark. First, starting on the synergies, the companies have worked together to identify some overlapping administrative groups that, we believe, will be able to, in a combined company, be more efficient with a lower staff level for most of the administrative groups, and the other executives will be departing and things of that nature. So, in a combined basis, on a G&A basis, just combining the companies, moving the headquarters to Houston, that will result in that $100 million of G&A savings that we’re forecasting.

The NOLs, Doug, as I mentioned to Arun, yeah, we do have $2 billion of NOLs at Cimarex. We’ve evaluated if there’s any limitations on those from a Section 382. But with the Section 382 limitations and built-in gains, they will be fully utilized in a reasonable amount of time. So, the combined entity will benefit from those $2 billion of Cimarex NOLs.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Doug, I will also add to that. There will be other synergies we’ll identify along the way. Cabot and Cimarex are two fantastic operating companies. And when we put our operating teams together, we’re going to learn from one another, and I am really looking forward to getting better across our combined platform. So, we’re going to have to do a little work to identify those, but I’m highly confident, given the quality of our two teams and the quality of our track record, that we’re going to learn a lot from one another and find additional synergies.

Doug Leggate

Analyst, BofA Securities, Inc.     Q

Thanks for answering the questions. Tom, I think you’ve got a really [indiscernible] (34:45) there, but I appreciate it. Thank you.

Operator: The next question comes from Leo Mariani with KeyBanc. Please go ahead.

Leo P. Mariani

Analyst, KeyBanc Capital Markets, Inc.     Q

Yeah. Hey, guys. I just wanted to kind of make sure that I’m sort of understanding the correct rationale here. If I heard it correctly, you guys are generally saying that this is mostly driven by the financial side of the business here and you guys just basically look at it and you see the financial side improves a lot on a combined basis over the next decade here and clearly pointing to the ability to raise the base dividend but also to pay the variable dividend. You guys also did mention shareholder buyback. So, maybe you could talk a little bit kind of the preference for these different ways to return capital to shareholders as a combined company.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Yeah, Leo, let me kick it off. I’ll turn it over to Dan. You cannot decouple the financial side from every other aspect of our business. The financial side is an output of a great organization and great assets. The rationale for this is more on the former. The financial is the outcome of best-in-class assets and best-in-class organization. But with that, I’ll let Dan comment.

Dan O. Dinges

Chairman, President & Chief Executive Officer, Cabot Oil & Gas Corp.     A

Well, in looking at the platform that’s built, Leo, we had a question on optionality, what do we do with capital allocation? But when you look at the up-space energy – energy up-space – upstream, there we go, when you look at upstream and what the future is, what investors are looking for, and you consider now the generalist, what they’re looking for, and you look at the platform that’s going to be built, we think with the synergies of this organization, the scale and what we’re going to be able to return, when you look across not just the upstream space, but when you look across the other industries that our deliverables with this combination, not just the sheer numbers on the financial metrics but our deliverables with the return profile are going to be stellar within the upstream space but also going to be stellar in a generalist look across the platform.

One of the concerns, when you look at a commodity-based platform for deliverables, might be it is a commodity base, and you deal with variables. One of the things that this combination has done is mitigated some of the variability. And through the cycle, we think we have underpinned a dividend, a return to shareholders that is going to go across some of the variables that we’ve seen. Just take this last year, the variability we have seen in commodity strip. So, we’re going to mitigate that. And we think, with that, we can attract the long-term investors that we both look for, and we think, with the long-term investor, we’ll share in the upside that this organization is going to build.

Leo P. Mariani

Analyst, KeyBanc Capital Markets, Inc.     Q

Okay, that’s helpful. And I guess I just wanted to follow up on one of the comments you folks made as well. Obviously, you’ll be a bigger company going forward with solid financial footing. You all did mention with the potential to play some offense as well going forward. Can you provide a little bit more color on that? Are you guys perhaps signaling that there could be other consolidation opportunities down the road?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, let me just say this. Each organization has different strengths, and each asset has different strengths. But I’ll speak personally. I come from a background – the Cimarex organization inherently is multi-basin. We’ve got tremendous organizational depth around taking best learnings from each basin and applying it to the other. We’re a top operator in multiple basins because we’re a multi-basin company, and we know how to do this. This just plays to our strengths organizationally. And we will be on – we’re going to continue to be on the hunt. We’re going to continue to be opportunistic, and we’re going to continue to be financially disciplined.

Now, those are not mutually exclusive. But when they come together, it’s rare. And that’s what this combination is about for us. It’s a rare combination where we have opportunistic ability to find assets that are equal to our own in quality and yet do so with financial discipline. And we’re going to continue to look for those opportunities. And we have the organization to tear things apart.

Dan O. Dinges

Chairman, President & Chief Executive Officer, Cabot Oil & Gas Corp.     A

I might add, Tom, that when you look at, again, the platform built, Leo, we both – both companies have spent a lot of time for years evaluating strategic opportunities and enhance shareholder value. We do it on a regular basis.

And looking at a combination of this magnitude that gives us that flexibility to look at even more opportunity in the future, I think, is an optionality that we have. I think capital discipline that’s been displayed over the years over and over and over that we’re going to be prudent in that decision. And we’re going to make the decisions that, for a long term, is going to be most beneficial for the shareholder.

Leo P. Mariani

Analyst, KeyBanc Capital Markets, Inc.     Q

Thanks, guys.

Operator: The next question comes from Jeanine Wai with Barclays. Please go ahead.

Jeanine Wai

Analyst, Barclays Capital, Inc.     Q

Hi. Good morning, everyone. Thanks for taking our questions.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Hi, Jeanine.

Jeanine Wai

Analyst, Barclays Capital, Inc.     Q

Hi. Good morning. My question is on the base decline and the corporate breakeven. Can you talk about how this will change going forward versus Cimarex stand-alone? On our estimates, you are already pretty competitive with a go-forward breakeven, but we just wanted to see if these will change or improve on a pro forma.

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.     A

Yeah. Jeanine, we have discussed our maintenance capital being about $35 oil or less and $2 gas. So, we see that as kind of the maintenance capital or the maintenance level of – our price deck for maintenance capital can be sustained. Our decline rate will – in Cimarex and in the combined company will moderate further, it looks like in the low- to mid-30s on a Boe basis on a decline rate as we go out into the future.

Jeanine Wai

Analyst, Barclays Capital, Inc.     Q

Okay. Great. And this would have been more competitive than to merge stand-alone?

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.     A

Yeah. Definitely, Jeanine.

Jeanine Wai

Analyst, Barclays Capital, Inc.     Q

Okay. Great. And then, maybe just to – on the presentation, you mentioned growth and a sustainable dividend. It says that you’re committed, pro forma, to growing over time. Can you provide a little more color on what level of growth that you’re targeting and how this pertains to oil but also for gas?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Jeanine, we’ll be providing more financial outlook in October or whenever we close this transaction. We’re committed to a growing dividend. And, I think, our – both companies’ behavior over time, I don’t think that leaves that issue in question. But we’d like to come forward with a more fulsome answer to that question, and we’ll be doing so when we roll out.

Jeanine Wai

Analyst, Barclays Capital, Inc.     Q

Great. Thank you very much.

Operator: The next question comes from Neal Dingmann with Truist. Please go ahead.

Neal Dingmann

Analyst, Truist Securities, Inc.     Q

Good morning, guys, and thanks for the time. Tom, my first question, I understand, I guess, what I would say from Cabot’s number one rationale to do the deal, I think it certainly picks up some nice inventory upside on the Cimarex side. And I’m just wondering if you had to be keen to say the number one primary reason to partner with Cabot as what you would throw out there as the number one reason.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

I’ve been clear on that, Neal, build a better company. Just flat out build a better company. And one of the frustrations in E&P is this commodity roller coaster. And that’s particularly something that a single commodity, single basin company is susceptible to. Because then you’re not only susceptible to the commodity roller coaster, you’re susceptible to marketing roller coaster and you’re susceptible to asset performance roller coaster.

And so, as I look at the challenges of our time, and I want to be clear on this, this is not a transaction around 2021. This is a transaction around the 2020s and into the 2030s. As I look at the challenges of our time, having the ability to sustain our performance over all of the things that swing around us, whether it’s commodity cycle, whether it’s based on differentials, whether it’s asset performance, whether it’s regulatory environment, whether it’s demands of ESG, Shale 3.0 demands, all of those, all of those challenges become easier to face in this combined platform.

We have a better organization. We have tremendous opportunity for some highly talented people. We have the best assets in our business, and we have the best financial position in our business. This company is built for the long term, and we’re going to thrive in a way that either one of us singly couldn’t say. And that’s why we’re doing this transaction.

Neal Dingmann

Analyst, Truist Securities, Inc.     Q

Well said, Tom. And then just one follow-up, if I could. Just interested in your prior comment about that you’d continue to remain on the offensive. I guess, my question, you definitely will have ample inventory.

Is it just your point to remain on the offensive just to take advantages of the market? Or why remain on the offensive given the obviously ample inventory you’ll have sort of post the combination?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

With our organizational capability from both sides, if there are assets that are more valuable in our hands than there are in others, we’re going to jump at it because that’s value creating for our owners. And stay tuned. We’re going to be hard at work building this organization. We know how to do this. It’s hard work. It’s exhausting. We know how to do this. We have it all lined up, and we’re going to perform over time. So I’m very, very confident that we’re going to be presenting to the industry the best organizational performance in our business. And that tends to be a magnet for quality assets. They’ll be more valuable in our hands than others.

Dan O. Dinges

Chairman, President & Chief Executive Officer, Cabot Oil & Gas Corp.     A

Neal, and I might just add, on that aspect and looking at opportunity out there, the bar is high to find those quality assets that will compete with such a good inventory that this combined company has. So with a high bar, it just enhances the challenge, but it nevertheless illustrates how good assets we have as a company and the free cash flow allocation and the deliverables with the current assets. But it’s an ongoing part of an upstream A&P company’s business is to continue to look for other opportunities, but they have to compete. And we’ve set a high bar, but we still continue to compete and look for the opportunities.

Neal Dingmann

Analyst, Truist Securities, Inc.     Q

Thanks for the add, Dan. Thanks. Thank you both for the time.

Operator: The next question comes from Michael Scialla with Stifel. Please go ahead.

Michael Scialla

Analyst, Stifel, Nicolaus & Co., Inc.     Q

Good morning, everybody, and congrats. Just to follow along on the opportunities, Tom, I know you mentioned in the past you’ve had a lot of conversations. I’m sure a lot of things were presented to you that had more immediate operational synergies when you’re talking about staying on the offensive here. I’m just wondering, post this deal, how you look at maybe some of those opportunities. Does this improve your currency to go back for some of those things that might have had more operational synergies than what you’re going to realize from this deal, or how do you view those post this transaction?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, Mike, I don’t want to comment on any particular opportunity. But we see things. We see things that we like. And, Dan said it well; the bar is high. But, I mean, stay tuned. We’ll be active. We’ll be active developing our own assets. But we do have the organizational capacity to look over the fence. And there’s a lot of quality assets in our business. And quite frankly, I think, as I said earlier, I think there are assets that would be better on our hands than others.

Michael Scialla

Analyst, Stifel, Nicolaus & Co., Inc.     Q

Okay. And just curious on – I’m sure you had a lot of oil assets and probably companies, oil-weighted companies in the Permian that you could have combined with. This reflect any view longer term on your preference for natural gas versus oil?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

I wouldn’t read into anything there. We really like both commodities. And, you know, I’ve openly said, you wouldn’t want to follow me on my predictions on where the commodity is going. We like having diversity, and that’s been my experience in this business, is having a good diverse exposure to both natural gas, natural gas liquids and oil is the best way to play this.

I know others see it differently, and that’s what makes this business fun. But when you look at the stability of our combined cash flow through commodity cycles, you just have to say, wow, this thing, as I’ve said to our organization for years, we’re building an ark, not a party boat, and this new company is an ark.

Michael Scialla

Analyst, Stifel, Nicolaus & Co., Inc.     Q

Thank you.

Operator: The next question comes from Paul Cheng with Scotiabank. Please go ahead.

Paul Y. Cheng

Analyst, Scotia Capital (USA), Inc.     Q

All right. Thank you. Hey, Tom, on the synergy G&A, you guys are targeting 18 months to 2 years. And, I think, most of the other transactions that we have seen are oftentimes, the target is for 12 to 18 months. So, is it just that you guys are ultraconservative here or that we have upside in terms of accelerating those gain?

Secondly, Dan, I think in your presentation, you were talking about migrating some of the volatility part of the game plan or the two years hedging. But, I mean, the company just is very different going forward than in the past. You’re going to reinvest at a much lower rate and you have a far stronger balance sheet. So, realistically, I mean why would you need hedging and shouldn’t hedging become a far smaller component of your future plan than, let’s say, in the past? Thank you.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, I’ll take the last one first. I’ve said publicly that we all have short memories. And if you remember what things looked like a year ago or 14 months ago, to think that we would be saying today that hedging isn’t really a part of our core strategy, I think, is bizarre. This transaction in and of itself is a hedge, but we’ll still have hedging as a part of our strategy.

And as far as your question on G&A goes, we bring into this – this combination really is unique. And it’s unique in that it’s two very strong organizations, and we’re going to, through the combination, preserve the best organizational capability of both. Some of the transactions that one would quote, you would say one or other companies were dismembered. And the thing that Dan and I both love about this transaction is we get to build a new company that has the best elements of both. And we’re going to be thoughtful on that. We’re going to ask ourselves tough questions. We’re going to be rolling up our sleeves. And so, if you look at the runway on that G&A synergy, that’s because we’re going to take the time required to really preserve the best of both and roll out the absolute best company in our sector.

Paul Y. Cheng

Analyst, Scotia Capital (USA), Inc.     Q

Thank you.

Operator: The next question comes from David Deckelbaum with Cowen. Please go ahead.

David Adam Deckelbaum

Analyst, Cowen & Co. LLC     Q

Hi. Morning, Tom and Dan. Congrats on the deal.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Thanks, David.

Dan O. Dinges

Chairman, President & Chief Executive Officer, Cabot Oil & Gas Corp.     A

Thanks, David.

David Adam Deckelbaum

Analyst, Cowen & Co. LLC     Q

I know a lot has been asked already, but I wanted to follow up a little bit. You talked about this deal sort of acts as a hedge. I guess as we think about the go-forward, one, the $4.7 billion of cumulative free cash through 2024, I just wanted to just clarify that that assumes sort of this kind of, like, $1.1 billion, $1.2 billion of maintenance CapEx on a multiyear basis.

And then just as a follow-up to that, just curious, you highlighted some very large windows of resiliency, you know, down the $40 and $2.25 gas, $60 plus. There’s obviously an attractive free cash component that comes at those levels. And when you think about this as sort of a natural hedge, I guess, does this decrease your likelihood of hedging going forward? And should we expect some variability in how you’re allocating capital between asset bases and commodity environments? Or does this set up for more of a steady state holding the line on rig programs?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Well, David, you’ve asked a lot of questions there. But I will say we have some really bright financial minds in the combined company. And we will be tearing apart a hedging strategy. We will have a hedging program. Now, you know, both of us currently have fairly modest hedging programs. We have the balance sheet to take that commodity risk. And I would expect that our combined strategy will not be too dissimilar from our individual strategies.

As far as capital allocation goes, you’re within a good fairway of that capital model. But we’re going to have flexibility. And one of the things that is exciting to me is we’re going to have the opportunity, and, again, we haven’t formed our capital plans yet, but we’re going to have the opportunity to accelerate a little in the Permian. We have tremendous assets. Over time, we’re out of the chute. We’ve got a nice revenue mix between oil and natural gas liquids and natural gas. And I’d probably over time like to balance that up a little more on the oil revenue, and we have that opportunity.

And one of the many, many, many things that I love about this combination is it does allow us to preferentially take that cash flow and accelerate a little in the Permian. But, again, we’ll be providing more color on that outlook when we provide further details closer to closing, but all of this is in play and it’s exciting every way you look at it. We’ll have tremendous options here.

David Adam Deckelbaum

Analyst, Cowen & Co. LLC     Q

I appreciate that, Tom. And just the last one for me, you know, it’s a bit of a housekeeping, but you guys talked about setting up this company for the next decade or so. And, I think, it’s interesting in this combination with Dan as Chairman and, Tom, you taking over as the CEO, the pro forma. Am I correct in assuming that there isn’t a change of control trigger in payouts here for some of the top executives?

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.     A

Yeah, David. Actually, in a merger agreement, we’ll be lining more of that out. And there will be some change of controls on both companies so – but you’ll get more details out of the filings.

David Adam Deckelbaum

Analyst, Cowen & Co. LLC     Q

Thanks, Mark.

Operator: The next question comes from Harry Mateer with Barclays. Please go ahead.

Harry Mateer

Analyst, Barclays Capital, Inc.     Q

Thanks. Good morning. So, first one for me, I’m cognizant that credit ratings are an output of financial policy, not an input, but I do think it would help bondholders to get a bit of a sense from management about what are your credit ratings targets? We know what the leverage target is, but do you intend to run this company as investment grade entity and any specific ratings with an investment grade you might be expecting on the back of this?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Yeah. I’ll turn it over to Mark. There’s no question that we intend our credit statistics and ratings to improve here or at least hold flat. I mean, that’s – that will be a decision of others, not ours. But our metrics across the board, every way to look at it, improve here. And you can look at the way Dan and I have run our companies. I don’t think you’re going to see us decrease those financial metrics over time. But, Mark, you want to comment?

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.     A

Yes, certainly. As a company, as both companies, as Tom said, we have a very long track record of conservative financial posture, low leverage. This deal will be pleasing to – we have a public rating on the Cimarex side. We’ll be working with the agencies to find a rating for the new company. And with the diversification, the strength of the balance sheet the companies are coming together with, I think it’ll be very positive to the agencies relative to what our current rating is. But, again, we’ll be working with the agencies going forward and expect investment grade rating and continue to work with them and see if we even can raise it from there.

Harry Mateer

Analyst, Barclays Capital, Inc.     Q

Okay. Thank you. And then, just a follow-up to that Cabot had – you’ve used a private placement market for bonds and RBL on your facility despite that fact you have low leverage and [indiscernible] (58:05) type metrics. Cimarex, unsecured revolver, no RBL, public bonds. How should we think about financing of the company going forward? Is it going to look more like Cimarex or more like Cabot going into this?

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.     A

Yeah.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.     A

Yes.

G. Mark Burford

Chief Financial Officer & Senior Vice President, Cimarex Energy Co.     A

Yes, it’ll be a little bit of both. We’re still working through some of that logistics. We’ll be coordinating our efforts on that. I think we’ll probably – well, we will be looking to have a public rating on the combined new company. So, I would expect that likely we’ll be going to head down the path of public notes over time.

Harry Mateer

Analyst, Barclays Capital, Inc.     Q

Okay. Thanks very much.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, I want to thank everybody for your questions. You’ve asked all the right questions. I want to finish where I started. In our business, a quality company is defined by, first and foremost, the quality of the organization, the quality of the assets, and the quality of your financial strength. We are building with this transaction the very best company in our business. It is fit for purpose with the challenges of our time. This is a company uniquely positioned to address the demands of Shale 3.0 but also the environmental, regulatory, and commodity pressures that our industry will be under. We are really excited about what we’ve announced today. Stay tuned. This will be a company on the move. And Dan and I are thrilled to partner and create this new company. Thank you.

Dan O. Dinges

Chairman, President & Chief Executive Officer, Cabot Oil & Gas Corp.

And I concur 100% with the opportunity and the level of excitement on getting together and again answering more of the solid questions that had been laid out. When everybody just gets their arms around this combination, and you line it out, and you look at the organization across the space, it’s going to be a compelling story and very many of the metrics that all of us look at. So, thank you again for the questions, and we look for more to come.

Operator: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “outlook,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business’ financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investor-relations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.